UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 15

Under the Securities Exchange Act of 1934

Flexible Solutions International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33938T104

(CUSIP Number)

Dan O’Brien

6001 54 Ave.

Taber, AB Canada

T1G 1X4

250 413 7025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33938T104

1.	NAME OF REPORTING PERSON – Daniel B. O’Brien

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION - Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

Daniel B. O’Brien – 4,429,680

	8	SHARED VOTING POWER

None

	9	SOLE DISPOSITIVE POWER

Daniel B. O’Brien 4,429,680

	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Dan O’Brien 4,429,680

12	CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Dan O’Brien (36.0%)

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

Common Stock

Flexible Solutions International Inc.

5803 - 52 Ave.

Taber, Alberta

Canada T1G 1W9

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Daniel B. O’Brien

(b)	3-1287 Verdier Ave Brentwood Bay
BC, Canada, V8M 1H1

(c)	Daniel O’Brien. CEO President and Director of Flexible Solutions International Inc.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Canada

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

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ITEM 4.	PURPOSE OF TRANSACTION

N/A

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate number of shares owned:	4,429,680

	Percent of outstanding shares owned:	36.0%

(b)	Sole Power of voting for Reporting Person:	4,429,680

(c)	Transactions in securities in the past 60 days for Reporting Person:	64,402

The Reporting Person has made the following sales of the Issuer’s common stock:

Date of Sale	Number of Shares Sold	Sales Price per Share
4/26/23	9,399	$3.00

The shares were sold on the NYSE American Exchange.

(d)	No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of Mr. O’Brien, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. O’Brien or, to the best knowledge of Mr. O’Brien, and any other person with respect to any securities of Flexible Solutions, Inc.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: April 27, 2023

/s/ Daniel B. O’Brien
Daniel B. O’Brien

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